

Mail Stop 3561

March 1, 2016

Tadas Dabasinskas
President
Apex Resources Inc
Alytaus g. 100
Varèna, Lithuania

    Re: **Apex Resources Inc**
          Amendment No. 2 to Registration Statement on Form S-1
          Filed February 16, 2016
          File No. 333-207109

Dear Mr. Dabasinskas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 5, 2016 letter.

Description of Business

Competition, page 26

1. We note your statement that your "prices are among the lowest in the industry." Please revise to clarify the basis for this statement; for example, you may state, if true, that this is your belief based on your experience in the industry.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 32

2. We note your revisions disclosing expected gross profits for year one. Please revise here to include the net operating income or loss for year one and the actual impact to your liquidity and capital resources for the year. Alternatively, please remove the disclosure of expected gross profits for year one.

Notes to the Financial Statements

Revenue Recognition, page F-8

3. We have reviewed your response to prior comment 5 and your revised disclosure on page F-8. As previously requested, please provide us with a <u>detailed</u> analysis of <u>all</u> of the factors and indicators of gross versus net revenue reporting beginning at ASC 605-45-45-3. In your response, tell us your consideration of <u>each</u> indicator, particularly how you determined you were the primary obligor. Please ensure you detail for us your involvement in fulfilling and shipping product orders and with the customer return cycle. An example of a typical sales and return transaction that separately explains the roles of you and your supplier would facilitate our review. Based on your current disclosure and responses to date, it is unclear how you concluded that you were the primary obligor and qualified to report revenue on a gross basis under ASC 605-45-45-3. Considering you do not appear to take title to inventory and end customers prepay for product purchases and return items directly to your suppliers, it appears you do not have inventory risk, credit risk, or product return risk associated with your sales transactions.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at (202) 551-3485, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Adam S. Tracy